Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 29, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

We have received a Notice of Non-Compliance (NON) from Pharmaceutical Drugs Directorate, Canada, regarding our Abbreviated New Drug Submission (ANDS) for Semaglutide Injection. The NON outlines requests for additional information & clarifications on specific aspects of the submission. We will submit a response at the earliest and well within the stipulated time period.

We remain confident in the quality, safety and comparability of our proposed product and remain committed to making this important therapy available to patients in Canada and other markets at the earliest. We appreciate the continued support of our stakeholders and will share further updates as appropriate.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR